UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ARRHYTHMIA RESEARCH TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, Par Value $ .01

(Title of Class of Securities)

042698308

(CUSIP Number)

Marsalled Cherubs Trust
Elaine B. Chambers, Trustee
PO Box 1146
Decatur, GA 30030
(404) 377-1953

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including one original and all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Marshalled Cherubs Trust, Elaine B. Chambers Trustee
Tax ID # 74-1362819

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization
U.S.

	7.	Sole Voting Power
105,510 Shares Common Stock, $.01 Par Value
Number of
Shares	8.	Shared Voting Power
Beneficially
Owned by
Each	9.	Sole Dispositive Power
Reporting		105,510 Shares Common Stock, $.01 Par Value
Person With

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
105,510 Shares Common Stock, $.01 Par Value

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]

13.	Percent of Class Represented by Amount in Row (11)
4.0

14.	Type of Reporting Person (See Instructions)
OO

*See Instructions before filling out

Item 1. Security and Issuer

             This statement relates to the $.01 Par Value Common Stock (“Common Stock”) of Arrhythmia Research Technology, Inc. (“ART”), the principal executive offices of which are located at 25 Sawyer Passway, Fitchburg, Massachusetts 01420

Item 2. Identity and Background Issuer

(a)	Marshalled Cherubs Trust for the benefit of Jason Chambers
(b)	The Trust’s business address is Marshalled Cherubs Trust, Elaine B. Chambers, Trustee, PO Box 1146, Decatur, Georgia, 30030
(c)	Jason Chambers is the principal beneficiary of this trust.
(d)	Ms. Chambers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Ms. Chambers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Ms. Chambers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock of ART acquired by the trust was acquired in the initial allocations of the corporation and in exercising warrants associated with a private bond placement.

Item 4. Purpose of Transaction

The trust has disposed of 55,000 shares of the Common Stock of ART for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)

The aggregate number of shares of Common Stock of ART beneficially owned by the trust and the percentage which those shares are of the outstanding Common Stock of ART are as follows:
      Marshalled Cherubs Trust 105,510 shares 4.0%

(b)	The Trust has the sole power to vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock listed in subpart (a) of this Item.
(c)	The following transactions in Common Stock of Art were effected by the Trust since the last Schedule 13D filing, and causing the Trust’s percentage of ownership to drop below 5%:

Date	Amount of Securities	Price / Share	Where and How Effected	Date	Amount of Securities	Price / Share	Where and How effected
11/07/03	2,500	13.50	Sold on Open Mkt	12/11/03	7,500	20.8287	Sold on Open Mkt
11/07/03	5,000	13.508	Sold on Open Mkt	12/15/03	5,000	22.85	Sold on Open Mkt
11/10/03	5,000	14.9296	Sold on Open Mkt	12/22/03	10,000	25.4905	Sold on Open Mkt
12/08/03	10,000	20.105	Sold on Open Mkt	12/26/03	5,000	27.3924	Sold on Open Mkt
12/10/03	2,500	21.50	Sold on Open Mkt	12/29/03	2,500	32.35	Sold on Open Mkt

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The trust does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any persons with respect to any securities of ART, including but not limited to transfer or voting of any securities of ART, finders fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies.

        After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated January 4, 2004	/s/ Elaine B. Chambers
Elaine B. Chambers, Trustee
Marshalled Cherubs Trust